Exhibit (a)(1)(G)

Warrant Exchange Webcast Script dated April 8, 2013

Good morning ladies and gentleman. I am Sean Moran, Director of Finance at InVivo Therapeutics. This morning InVivo filed exchange offer documents with the SEC offering to exchange new warrants with modified terms for 15.0 million warrants outstanding that were issued as part of InVivo’s first public financing completed in the fourth quarter of 2010.

The terms of the warrant exchange and InVivo’s reasons for offering to exchange these warrants are more fully described in the exchange offer documents but I wanted to use this Webcast as a forum to highlight how we expect the warrant exchange offer will benefit the 2010 warrant holders, InVivo and our shareholders.

Before I go further, please note that this presentation may include forward-looking statements that reflect our current views with respect to future events. These statements can differ from actual results, so to rely on them is subject to risk. Factors that could cause actual results to differ materially from those indicated in such statements include, but are not limited to, the ability of our company to commence and complete the exchange offer, the number of warrants we are able to exchange pursuant to the exchange offer and the ability of our company to achieve the benefits contemplated by the exchange offer.

Additional factors include the Risk Factors included in our filings with the Securities and Exchange Commission. Accordingly, there can be no assurance that the actual results or developments anticipated by us will be realized.

The discussion of the exchange offer contained in this webcast is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the company’s warrants. The offer to exchange will be made only pursuant to the exchange offer documents that are being mailed shortly to warrantholders. These warrantholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the exchange offer. The company has filed a Tender Offer Statement on Schedule TO with the SEC, which includes the Offer to Exchange and related materials, that is available at no charge at the SEC’s website at www.sec.gov, or from the company by calling (617) 863-5599. Holders of warrants eligible to be exchanged in the offer are urged to read those materials carefully prior to making any decisions with respect to the exchange offer.

One of our primary objectives of the warrant exchange is to facilitate an up-listing of our stock from the OTC Bulletin Board to a national securities exchange such as NASDAQ or the NYSE Market. We have made excellent progress advancing our business, becoming a leader in the neurotrauma space, and we believe that an up-listing to a national securities exchange will increase liquidity in our stock and unlock additional value inherent in our company. By listing on a national securities exchange a wide range of institutional investors who are interested in investing in InVivo but are precluded from doing so because our stock is listed on the Bulletin Board would now be able to invest. In addition many retail brokers that want to recommend our stock and invest for their clients but are not permitted to do so would also be able to invest.

The national securities exchanges require as part of their initial listing standards that a company have a minimum amount of positive stockholders’ equity which in the case of NASDAQ and the NYSE Market is $4 million. Because of a $14.6 million warrant liability recorded on our books at December 31, 2012, we had a stockholders’ deficit of $2.3 million and thus we don’t meet the initial listing standard for stockholder’s equity.

Under the accounting rules, because the terms of the 2010 warrants include anti-dilution protection, we are required to record the warrants on our balance sheet as a warrant liability which has the effect of substantially reducing our stockholders’ equity and working capital. If the $14.6 million warrant liability was completely eliminated from our balance sheet at December 31, 2012 we would have had stockholders’ equity of $12.3 million and thus we would more than meet the initial listing standard required for stockholders’ equity. The other benefit of eliminating or substantially reducing the derivative warrant liability from our balance sheet is that our financial statements would better reflect our actual operating results, liquidity and financial condition.

So in order to change the accounting treatment for the 2010 warrants so that they are reclassified as stockholders’ equity rather than as a warrant liability we need to modify the terms of these warrants to remove the anti-dilution clause. The warrant exchange offer accomplishes this by providing a new warrant to the 2010 warrant holders that greatly increases the value of the warrant for the warrant holder by extending the expiration of the warrant by two years in exchange for removing the anti-dilution clause.

We believe the warrant exchange offer is a “win-win” for the 2010 warrant holders, InVivo and our shareholders. For the 2010 warrant holders, the two-year extension to the warrant term until the fourth quarter of 2017 represents more than a 75% increase to the remaining duration, which significantly increases the value of the warrant. At the same time, we believe the anti-dilution clause being relinquished, which is only applicable if shares are sold below the exercise price of the warrants ($1.00 or $1.40), is unlikely to come into play since InVivo’s current market capitalization is significantly higher since going public and is currently at $185 million. We have also raised $23 million at over $2 per share which is an up valuation over the 2010 financing. As of April 5, 2013, our stock price was $2.80.

From the perspective of InVivo and our shareholders, the increase in stockholders’ equity that would result from the warrant exchange will strengthen our financial condition and remove a key impediment to up-listing our stock to a national securities exchange.

We are excited about an up-listing to a national securities exchange because as we continue to drive our business and create value for our shareholders an up-listing would allow interested mutual funds, institutional investors and retail brokers who are now precluded from purchasing our stock because of the Bulletin Board listing to purchase the stock.

We thank you for your time and support and look forward to reporting great things to come in the future.